Exhibit 99.1

Inspira Technologies Appoints Dr. Nir as Chief Medical Officer

Dr. Nir is a clinical strategy expert with market experience

Ra’anana, Israel, May 30, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, has announced the appointment of Dr. Adi Rizansky Nir, PhD to the position of Chief Medical Officer (“CMO”). Dr. Nir brings a wealth of expertise and a distinguished track record in the field of medicine and healthcare administration to the Company.

As CMO, Dr. Nir will play a critical role in overseeing and guiding Inspira’s medical operations and strategic initiatives. With an unwavering commitment to patient care, innovation, and clinical excellence, we believe that Dr. Nir is poised to make a transformative impact on the healthcare landscape within our organization and on the broader medical community.

With many years of experience in both clinical practice development and healthcare leadership, Dr. Nir has a deep understanding of the challenges and opportunities in today’s rapidly evolving healthcare industry. Throughout her career, Dr. Nir has demonstrated exceptional leadership, has built out operational efficiencies, and has fostered collaboration and teamwork among healthcare professionals.

Dr. Nir holds a PhD in Health Economics, an MSc. in Molecular Biology, and an MBA from the Hebrew University of Jerusalem. Dr. Nir has made significant contributions to clinical research and advancements in multiple therapeutic areas. Dr. Nir has extensive experience in clinical strategy implementation and in the scientific and commercial evaluation of R&D assets. Dr. Nir specializes in health economics, market evaluation, and the financial valuation of pharmaceutical assets, medical devices, and digital health products. She also has vast experience in managing strategic planning, negotiations, in-and-out-licensing, and comprehensive due diligence processes, of which she has conducted many. Dr. Nir joined the company in 2021 and has significantly contributed to the Company’s clinical strategy and product development activities.

On the appointment, Inspira Technologies’ CEO, Dagi Ben Noon said, “We are thrilled to have Dr. Nir as our new CMO. With her vast experience and exceptional leadership skills, we are confident that she will further strengthen our commitment to delivering high-quality care and advancing our organization’s mission of improving treatments for Acute Respiratory Care. Inspira Technologies has an important year ahead with our planned U.S. Food and Drug Administration (FDA) submission, clinical trial planning, and clinical development. Dr. Nir’s appointment to the position of CMO will be key in successfully advancing the potential regulatory approval and clinical adoption of our products.”

In her new role, Dr. Nir will collaborate closely with the Company’s executive leadership team, medical staff, and Scientific Advisory Board to develop and implement innovative strategies that enhance patient outcomes, streamline clinical operations, and promote evidence-based practices.

Dr. Nir expressed her enthusiasm about her appointment, stating, “I am honored to be appointed to the position of CMO. I look forward to contributing to its mission of developing exceptional healthcare treatments, aimed at revolutionizing the treatment offered to acute respiratory patients worldwide. I also look forward to directing the development of clinical strategies and planning the Company’s pipeline with the dedicated and talented team of healthcare leaders to drive innovation, improve patient outcomes, and elevate the standard of care in this growing medical sector.”

Please join us in welcoming Dr. Nir to her new position in our Inspira Technologies family. With her expertise and dedication, we are confident that our organization will continue to thrive in delivering treatment solutions to patients.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses that Dr. Nir will play a critical role in overseeing and guiding Inspira’s medical operations and strategic initiatives; its belief that Dr. Nir is poised to make a transformative impact on the healthcare landscape within the Company and on the broader medical community; its belief that Dr. Nir’s appointment will further strengthen the Company’s commitment to delivering high-quality care and advancing its mission of improving treatments for Acute Respiratory Care; its regulatory strategy, including its clinical trial planning and clinical development; its belief that Dr. Nir’s appointment will be key in successfully advancing the potential regulatory approval and clinical adoption of our products; the planned responsibilities of Dr. Nir’s role.. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

IINN@redchip.com

MRK-ARS-058

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